Exhibit 97
TREEHOUSE FOODS, INC. CLAWBACK POLICY
(As amended and restated effective October 2, 2023)

Clawback Events

1.Restatement Clawback

In the event that TreeHouse Foods, Inc. (the “Company”) is required to prepare an accounting restatement due to the Company’s material noncompliance with any financial reporting requirement under the federal securities laws, the Compensation Committee of the Board of Directors (the “Committee”) will review all Covered Compensation (as defined below) received by any current or former "executive officer" (which, for purposes of this policy, shall have the same meaning as “officers” under Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended) (the “Covered Individuals”) during the three fiscal year period immediately preceding the date on which the Company was required to prepare such restatement and any transition period of less than nine months that is within or immediately following such three fiscal years. If the amount of any Covered Compensation received by a Covered Individual would have been lower had it been determined based on such restated financial results, the Committee shall require the reimbursement of the full amount of the excess portion of such Covered Compensation.

This Restatement Clawback portion of this policy is intended to comply with, and as applicable to be administered and interpreted consistent with, and subject to the exceptions set forth in, Listing Standard 303A.14 adopted by the New York Stock Exchange to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”).

For purposes of a Restatement Clawback:

•An “accounting restatement” includes any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

•“Covered Compensation” means any compensation granted, earned, or vested based in whole or in part on the Company’s attainment of a financial reporting measure that was received by a person (i) on or after October 2, 2023 and after the person began service as a Covered Individual, and (ii) who served as a Covered Individual at any time during the performance period for the Covered Compensation.

•A “financial reporting measure” is any measure determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements (and any measures that are derived wholly or in part from those measures), including GAAP and non-GAAP measures, as well as stock price and total shareholder return (TSR).

•A Covered Individual is deemed to have “received” Covered Compensation on the date that the applicable performance measure is satisfied or attained (even if the grant of compensation occurs after such date or compensation remains subject to additional service vesting conditions) and not, for the avoidance of doubt, on the date when such Covered Compensation is granted, vested or paid.

•The Company will be deemed to have been “required” to prepare a restatement on the date that is the earlier of (i) the date the Board of Directors, any committee thereof (including the Audit Committee), or any officers of the Company authorized to take such action concludes, or reasonably should have concluded, that the Company is required to prepare a restatement due to material noncompliance with any financial reporting requirements under the federal securities laws or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare a restatement.

For Covered Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the Committee will determine the amount based on a reasonable estimate of the effect of the accounting restatement on the relevant stock price or total shareholder return. In all cases, the calculation of the excess amount of Covered Compensation to be recovered will be determined without regard to any taxes paid with respect to such compensation. The Company will maintain and will provide to the New York Stock Exchange documentation of all determinations and actions taken in complying with the Restatement Clawback portion of this policy.

For the avoidance of doubt, if the conditions necessary to trigger a Restatement Clawback exist, the Committee is required to seek reimbursement of the applicable amount of Covered Compensation under this Policy, without giving consideration to any mitigating circumstances, including the relative culpability, if any, of the impacted Covered Individuals in the events that gave rise to the accounting restatement. Notwithstanding the foregoing, subject to and in accordance with any applicable exceptions under the New York Stock Exchange and in accordance with Rule 10D-1, if in connection with a Restatement Clawback: (i) after making a reasonable attempt to recover the excess Covered Compensation, the Committee reasonably determines that the direct expense paid to a third party to recover such excess Covered Compensation would exceed the amount of the Covered Compensation to be recovered and, therefore, that recovery is impracticable, or (ii) the recovery of the Covered Compensation would cause the Company’s tax qualified retirement plan to fail to meet the requirements of Internal Revenue Code Section 401(a)(13), then in each case, the Committee will not be required to seek recovery hereunder.

2.Misconduct Clawback
In addition, the Committee may, if it determines appropriate in its sole discretion, require reimbursement of any incentive-based compensation (whether in the form of cash or equity and regardless of whether such compensation is Covered Compensation), granted to, earned by, vested or paid to any incentive plan participant at any time during the three fiscal year period immediately preceding the date of the Committee’s determination under this policy, if the Committee determines that such participant has: (1) engaged in fraud, bribery, or other intentional, illegal misconduct; (2) materially breached the Company’s Code of Ethics or any other material Company policy; or (3) knowingly failed to report such acts of any employee over whom such person had direct supervisory responsibility. For the avoidance of doubt, this Section 2 shall apply to any current or former employee of the Company or any of its subsidiaries who participates in any incentive compensation plan or program maintained by the Company or any subsidiary, including the Covered Individuals.

In determining what remedies, if any, to pursue in the event of a Misconduct Trigger, the Committee may take into account all relevant factors, including without limitation:
(a)the financial and reputational harm caused to the Company resulting from such misconduct;

(b)the likelihood of success in taking action relative to the effort involved (e.g., the expense of recovering the compensation does not exceed the amount sought to be recovered);

(c)any pending or threatened legal proceedings relating to, directly or indirectly, the acts or omissions outlined in this Section 2, and any actual or anticipated resolution;

(d)whether taking action may prejudice the Company’s interests in any way; and
(e)the tax consequences to the Company of taking action.
In exercising its business judgment in connection with a Misconduct Clawback, the Committee may consider any other factors it deems relevant in its determination. A Misconduct Clawback pursuant to this policy is in addition to any and all other rights the Company may have to pursue remedies against an employee or former employee for misconduct in the course of employment by the Company, all of which are expressly retained by the Company.

General

Both Restatement Clawbacks and Misconduct Clawbacks may be enforced by reducing or cancelling outstanding annual and long-term incentive compensation or equity awards, by requiring the return of shares issued in settlement of an award or the proceeds realized in any sale of the same, and by legal process asserting a claim for repayment. In addition, the Committee may take such other action to enforce the employee’s obligations to the Company as it may deem appropriate in view of all the facts surrounding the particular case.

Any right of recoupment or recovery pursuant to this policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other policy, any employment agreement or plan or award terms, and any other legal remedies available to the Company; provided that the Company shall not recoup amounts pursuant to such other policy, terms or remedies to the extent it is recovered pursuant to this policy. The Company shall not indemnify any Covered Individual against the loss of any Covered Compensation or other incentive-based compensation (or provide any advancement of expenses in such instance), including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Individual to fund potential recovery obligations under this Policy.

Except as expressly provided herein, the Committee shall make all determinations regarding the application and operation of this policy in its sole discretion, and all such determinations shall be final and binding.

Amendment or Termination

The Committee may amend or terminate this policy from time to time in its discretion, provided that any such amendment or termination does not render this policy non-compliant with any applicable rules of the SEC, the New York Stock Exchange and/or Rule 10D-1. Any such amendments shall be binding on employees who continue in employment after the effective date of such amendment(s). Except to the extent required by law or applicable New York Stock Exchange listing standards, no such amendments may be given a retroactive effective date.

Successors

This policy shall be binding and enforceable against all subject employees and their beneficiaries, executors, administrators, and other legal representatives.

Originally Adopted: February 2014
Most Recently Revised: October 2023